 North America Structured Investments  2yr IWN capped BREN  The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC  Guarantor: JPMorgan Chase & Co.Minimum Denomination: $1,000  Fund: The iShares® Russell 2000® Value ETFUpside Leverage Factor: 1.50  Maximum Return: [25.50%-29.50%]*  Buffer Amount: 5.00%  Final Value: The Closing Price of one share of the Fund on Observation Date  Initial Value: The Closing Price of one share of the Fund on Pricing Date  Pricing Date: October 31, 2017  Observation Date: October 28, 2019  Maturity Date: October 31, 2019  CUSIP: 48129HDD6  Hypothetical Returns on the Notes at Maturity**  Note Payoff at Maturity Fund Peformance$1,300  $1,200  $1,100  $1,000  $900  $800  $700  -30% -20% -10% 0% 10% 20% 30%  Fund Return  Hypothetical  Preliminary Pricing  Supplement: http://sp.jpmorgan.com/document/cusip/48129HDD6/doctype/Product_Termsheet/document.pdf  For information about the estimated value of the notes, which likely will be lower than theprice you paid for the notes, see the hyperlink above.  Payment at Maturity  If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be  calculated as follows:  Hypothetical Hypothetical Note  Fund Return Return  80.00% 25.50%  50.00% 25.50%  30.00% 25.50%  17.00% 25.50%  Payment at Maturity  $1,255.00  $1,255.00  $1,255.00  $1,255.00  $1,000 + ($1,000 × Fund Return × Upside Leverage Factor), subject to the Maximum Return  If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receivethe principal amount of your notes at maturity. If the Final Value is less than the Initial Value by more than the BufferAmount, your payment at maturity per $1,000 principal amount note will be calculated as follows:  $1,000 + [$1,000 × (Fund Return + Buffer Amount)]  15.00% 22.50% $1,225.00  10.00% 15.00% $1,150.00  5.00% 7.50% $1,075.00  0.00% 0.00% $1,000.00  If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your  -5.00%  0.00%  $1,000.00  principal amount maturity.  -10.00%  -5.00%  $950.00  * To be determined on the Pricing Date, but not less than 25.50% or greater than 29.50%  ** Reflects a Maximum Return of 25.50% for illustrative purposes. The hypothetical returns and hypothetical payments onthe Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associatedwith any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypotheticalpayments shown above would likely be lower  -15.00% -10.00% $900.00  -30.00% -25.00% $750.00  -100.00% -95.00% $50.00  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

2yr IWN capped BREN

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial or JPMorgan Chase & Co.
- Your maximum gain on the notes is limited to the Maximum Return.
- If the Fund declines from its initial level by more than 5%, you could lose up to $950 for each $1,000 note.
- No interest payments, dividend payments or voting rights.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- Subject to risks associated with small capitalization stocks.
- The investment strategy represented by the iShares® Russell 2000® Value ETF may not be successful.
- The performance and market value of the Fund, particularly during periods of market volatility, may not correlate with the performance of the Fund's underlying Index as well as the net asset value.

Selected Risks (continued)

- The anti-dilution protection for the Fund is limited.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com